UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Synacor, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

         871561106
(CUSIP Number)

                         February 15, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 871561106

1	NAME OF REPORTING PERSON: Steven T. Stull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 share
	6	SHARED VOTING POWER 2,557,698 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,557,698 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,557,698 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%**
12	TYPE OF REPORTING PERSON IN

 * All 2,557,698 shares are owned directly by two limited partnerships, each of which is managed by its own general partner.  Steven T. Stull is the majority owner of the general partner of each of these limited partnerships.  One of these limited partnerships and its general partner are joint filers on this Schedule 13G.

** Based on 25,583,027 shares of the Issuer’s common stock issued and outstanding following the initial public offering, as reported in the Issuer’s final prospectus filed with the SEC on February 10, 2012.

CUSIP NO. 871561106

1	NAME OF REPORTING PERSON: Advantage Capital NY GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 share
	6	SHARED VOTING POWER 1,652,001 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,652,001 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,001 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**
12	TYPE OF REPORTING PERSON OO

 * All 1,652,001 shares are directly owned by Advantage Capital New York Partners I, LP, a limited partnership, of which Advantage Capital NY GP I, LLC is the general partner.

** Based on 25,583,027 shares of the Issuer’s common stock issued and outstanding following the initial public offering, as reported in the Issuer’s final prospectus filed with the SEC on February 10, 2012.

CUSIP NO. 871561106

1	NAME OF REPORTING PERSON: Advantage Capital New York Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,652,001 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,652,001 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,652,001 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12	TYPE OF REPORTING PERSON PN

 * Based on 25,583,027 shares of the Issuer’s common stock issued and outstanding following the initial public offering, as reported in the Issuer’s final prospectus filed with the SEC on February 10, 2012.

ITEM 1(A)        NAME OF ISSUER:

Synacor, Inc.

ITEM 1(B)         ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

40 LaRiviere Drive
Suite 300
Buffalo, New York  14202

ITEM 2(A)        NAME OF PERSON FILING:

1.  Steven T. Stull
2.  Advantage Capital NY GP I, LLC (“Advantage I GP”)
3.  Advantage Capital New York Partners I, LP (“Advantage I LP”)

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1.  Steven T. Stull:  909 Poydras St., Ste. 2230, New Orleans, LA  70130
2.  Advantage I GP:  5 Warren St., Ste. 204, Glen Falls, NY  12801
3.  Advantage I LP:  5 Warren St., Ste. 204, Glen Falls, NY  12801

ITEM 2(C)         CITIZENSHIP:

1.  Steven T. Stull – United States
2.  Advantage I GP – State of New York
3.  Advantage I LP – State of New York

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share

ITEM 2(E)         CUSIP NUMBER:

871561106

ITEM 3.             NOT APPLICABLE.

ITEM 4.             OWNERSHIP.*

(a)           Amount Beneficially Owned

Steven T. Stull:  2,557,698 shares
Advantage I GP:  1,652,001 shares
Advantage I LP:  1,652,001 shares

(b)           Percent of Class

Steven T. Stull:  10.0%
Advantage I GP:  6.5%
Advantage I LP:  6.5%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Steven T. Stull: 0 shares
Advantage I GP:  0 shares
Advantage I LP:  1,652,001 shares

(ii)           Shared power to vote or to direct the vote

Steven T. Stull: 2,557,698 shares
Advantage I GP:  1,652,001 shares
Advantage I LP:  0 shares

(iii)           Sole power to dispose or to direct the disposition of

Steven T. Stull: 0 shares
Advantage I GP:  0 shares
Advantage I LP:  1,652,001 shares

(iv)           Shared power to dispose or to direct the disposition of

Steven T. Stull: 2,557,698 shares
Advantage I GP:  1,652,001 shares
Advantage I LP:  0 shares

* Advantage Capital New York Partners I, LP (“Advantage I LP”) is the direct owner of 1,652,001 shares of the Issuer’s common stock, with sole voting and dispositive power over such shares.  Advantage Capital NY GP I, LLC (“Advantage I GP”), as the general partner of Advantage I LP, may be deemed to share voting and dispositive power over the same 1,652,001 shares.  Steven T. Stull, as the majority owner of Advantage I GP, may be deemed to share voting and dispositive power over the same 1,652,001 shares owned directly by Advantage I LP, as well as an additional 905,697 shares owned directly by a second limited partnership, by virtue of his majority ownership of that limited partnership’s general partner.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5 PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING  ☐.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.             IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.           CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 15, 2012.

Date: February 27, 2012	By:	/s/ Steven T. Stull
Steven T. Stull

ADVANTAGE CAPITAL NY GP I, LLC

	By:	/s/ Michael T. Johnson
Michael T. Johnson
Vice President

ADVANTAGE CAPITAL NEW YORK PARTNERS I, LP By: Advantage Capital NY GP I, LLC, its general partner

	By:	/s/ Michael T. Johnson
Michael T. Johnson
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated as of February 15, 2012 relating to the shares of common stock, $0.01 par value per share, of Synacor, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

By:	/s/ Steven T. Stull
Steven T. Stull

ADVANTAGE CAPITAL NY GP I, LLC

By:	/s/ Michael T. Johnson
Michael T. Johnson
Vice President

ADVANTAGE CAPITAL NEW YORK PARTNERS I, LP By: Advantage Capital NY GP I, LLC, its general partner

By:	/s/ Michael T. Johnson
Michael T. Johnson
Vice President